Exhibit 99.1

GRANITE REAL ESTATE INVESTMENT TRUST AND GRANITE REIT INC. ANNOUNCE COURT APPROVAL OF PROPOSED UNWIND OF STAPLED UNIT STRUCTURE

June 10, 2024, Toronto, Ontario, Canada - Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) (collectively, “Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that the Supreme Court of British Columbia has issued a final order approving the previously announced plan of arrangement under which Granite plans to simplify its capital structure by replacing its current stapled unit structure with a conventional REIT trust unit structure (the “Arrangement”).

The final order was obtained following Granite’s Annual and Special Meetings of Stapled Unitholders held on June 6, 2024, where the Arrangement was approved by Granite unitholders. Subject to satisfaction or waiver of certain other closing conditions, Granite expects the Arrangement to be completed in the fourth quarter of fiscal 2024.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns 143 investment properties representing approximately 63.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ System for Electronic Data Analysis and Retrieval+ (SEDAR+) which can be accessed at www.sedarplus.ca and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Associate Director, Legal & Investor Services, at 647-925-7504.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding the Arrangement, Granite’s intention to implement the Arrangement, and Granite’s ability to obtain the required approvals or satisfy or waive conditions to implementing the Arrangement, or the expectations or assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Granite cautions that the

77 King Street West, Suite 4010  P.O. Box 159  Toronto-Dominion Centre  Toronto, ON, Canada M5K 1H1  T 647.925.7500 www.granitereit.com timing or completion of the Arrangement cannot be predicted with certainty, there can be no assurance at this time that all required or desirable approvals and consents to effect the Arrangement will be obtained in a timely manner. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of Granite being unable to obtain required approvals or to satisfy or waive conditions to implementing the Arrangement and risks disclosed in the Granite’s Management Information Circular/Proxy Statement dated April 10, 2024. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

77 King Street West, Suite 4010  P.O. Box 159  Toronto-Dominion Centre  Toronto, ON, Canada M5K 1H1  T 647.925.7500 www.granitereit.com